SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

Date of Announcement: 30 January 2015

BT Group plc

(Translation of registrant's name into English)

BT Group plc
 81 Newgate Street
 London
EC1A 7AJ
 England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....           No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

30 January 2015

BT GROUP PLC

BT ANNOUNCES RESULTS OF PENSION FUNDING VALUATION

BT and the Trustee of the BT Pension Scheme (BTPS, or the 'Scheme') have reached agreement on the 2014 triennial funding valuation (the '2014 valuation') and recovery plan. The funding deficit at 30 June 2014 is £7.0bn with the increase from the 2011 valuation reflecting the low interest rate environment at the valuation date.

A 16 year recovery plan has been agreed reflecting BT's long-term and sustainable cash flow generation. Over the next three years payments will total £2.0bn. BT will pay £1.5bn by the end of April 2015 out of existing cash and current investment balances which totalled £2.8bn at 31 December 2014.  This will be followed by £250m in each of the years to March 2016 and March 2017.

For the seven years from 2018 to 2024 BT will make payments in line with the 2011 agreement. These will be followed by five annual payments of £495m through to 2029 and a final payment of £289m in 2030.

BT and the Trustee will review the funding of the Scheme in the normal way at the 2017 valuation. If the deficit is lower than the remaining recovery plan, that reduction will be reflected in the new recovery plan.

BT has agreed to continue to provide the Trustee with certain protections as detailed in the notes below.  BT has also discussed details of the potential acquisition of EE with the Trustee.

Tony Chanmugam, BT Group Finance Director, said: "I am pleased that we have agreed the 2014 triennial funding valuation and recovery plan with the Trustee. This agreement is a good outcome for the Scheme's 300,000 members and BT. The increase in the deficit from the 2011 valuation reflects the low interest rate environment. We have agreed a 16 year recovery plan reflecting the strength and sustainability of our future cash flow generation.

We remain focused on our prudent financial policy of investing in our business, reducing net debt, supporting the pension fund and paying progressive dividends."

Paul Spencer CBE, Chairman of the BTPS Trustee, said: "The Trustee is pleased to have reached agreement with BT on the valuation of the Scheme as at 30 June 2014.  The valuation reflects the economic and market conditions at the valuation date and the improved financial position of BT.  The agreement with BT secures an updated funding plan for the Scheme supported by a range of enhanced protections."

Enquiries

Press office:
Dan Thomas                                                                            Tel: 020 7356 5369

Investor relations:
Damien Maltarp                                                                      Tel: 020 7356 4909

About BT

BT is one of the world's leading providers of communications services and solutions, serving customers in more than 170 countries. Its principal activities include the provision of networked IT services globally; local, national and international telecommunications services to its customers for use at home, at work and on the move; broadband, TV and internet products and services; and converged fixed/mobile products and services. BT consists principally of five lines of business: BT Global Services, BT Business, BT Consumer, BT Wholesale and Openreach.

For the year ended 31 March 2014, BT Group's reported revenue was £18,287m with reported profit before taxation of £2,312m.

British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group plc and encompasses virtually all businesses and assets of the BT Group. BT Group plc is listed on stock exchanges in London and New York.

For more information, visit www.btplc.com.

Detailed information

1. Funding valuation

1.1. BT and the Trustee of the BTPS have reached agreement on the approach to the 2014 valuation.

1.2. The funding deficit at 30 June 2014 is £7.0bn (£5.6bn after tax relief).

1.3. A summary of the funding position and principal assumptions is shown in the table below:

	June 2011	June 2014	Comment
Assets (£bn)	36.9	40.2	Scheme generated investment returns of 5.8% pa over the period
Liabilities (£bn)	(40.8)	(47.2)	Increase in 2014 liabilities mainly due to significant falls in real interest rates
Deficit (£bn)	(3.9)	(7.0)
Funding level	90.4%	85.2%

Contribution rate for future benefits (as % of pensionable salaries)	13.5%	16.0%	Contribution rate to meet the benefits of current employed members to be increased to 16% from 1 April 2015 through to the next valuation date
Equivalent real discount rate	2.0%	1.0%	Prudent view of future returns on the expected asset portfolio, reduction primarily reflects falls in real interest rates
Average RPI inflation	3.2%	3.5%	Long-term expectations reflecting market data
CPI inflation (long-term)	2.2%	2.5%	1.0% margin below RPI compares to Office for Budget Responsibility projection of 1.3% to 1.5%. The Bank of England's long-term CPI inflation target is 2.0%
Life expectancy	2014 valuation makes allowance for additional improvements in future life expectancy compared with 2011 valuation

1.4. Average life expectancies at the 2014 valuation date, for members 60 years of age, are as follows:

	June 2011 assumptions	June 2014 assumptions
Male in lower pay bracket	26.3	26.1
Male in medium pay bracket	28.1	27.5
Male in high pay bracket		29.0
Female in lower pay bracket	28.7	28.9
Female in high pay bracket		29.2
Average improvement for a member retiring at age 60 in 10 years' time	1.2	1.3

1.5. Deficit payments of £2.65bn have been made since the 2011 valuation and the Scheme's assets have grown by more than assumed under the 2011 funding assumptions. The low interest rate environment at the valuation date has resulted in a higher value being placed on the Scheme's liabilities which has more than offset the improvements in the Scheme's assets.

1.6. In line with developing market practice and reflecting a more sophisticated methodology, the discount rate at 30 June 2014 has been derived from prudent return expectations above a yield curve based on gilt and swap rates. The discount rate reflects views of future returns at the valuation date. This gives a prudent discount rate of 2.1% pa above the yield curve initially, trending down to 0.6% pa above the curve in the long-term.

1.7. The existence of the Crown Guarantee has not been taken in to account in reaching this agreement.

1.8. The next funding valuation will have an effective date no later than 30 June 2017.

2. Funding

2.1. BT will make a lump sum payment of £1.5bn by the end of April 2015, followed by payments of £250m pa in each of the years to March 2016 and 2017. The recovery plan is shown in the table below.

Year to 31 March	2011 agreement £m *	2014 agreement £m
2015	655	1,500 **
2016	666	250
2017	676	250
2018	688	688
2019	699	699
2020	711	711
2021	724	724
2022	670	670
2023	670	670
2024	670	670
2025		495
2026		495
2027		495
2028		495
2029		495
2030		289

* including contingent contributions
** payable by 30 April 2015

2.2. The £1.5bn lump sum payment will be split over March and April 2015. We expect £800m to £900m to be paid in March 2015, receiving tax relief at 21%, with the balance payable in April receiving tax relief at 20%. There will be no impact on the group's tax charge in the income statement. There will be a benefit from lower cash tax payments up until the second quarter of 2016/17.

2.3. BT and the Trustee will review the funding of the Scheme in the normal way at the next valuation. If the deficit is lower than the remaining recovery plan, that reduction will be reflected in the new recovery plan.

2.4. The valuation documentation will be submitted to the Pensions Regulator within ten working days of its completion as required by legislation.

3. Other protections

Other features of the agreement with the Trustee which provide support to the Scheme are:

3.1. Shareholder distributions

3.1.1. Continuation to the protection agreed at prior valuations with terms amended to provide matching payments to the Scheme in the event that shareholder distributions exceed a threshold. The threshold allows for 15% pa dividend per share growth plus £300m pa of share buybacks on a cumulative basis.
3.1.2. BT has agreed to consult with the Trustee if it considers share buybacks in excess of £300m pa or making a special dividend.

3.1.3. These provisions apply from 29 January 2015 until the finalisation of the next valuation, or 31 March 2019 if earlier.

3.2. Material corporate events

3.2.1. Continuation of the protections agreed under the 2011 valuation, such that in the event that BT generates net cash proceeds greater than £1bn from disposals (net of acquisitions) in any 12 month period, BT will make additional contributions to the Scheme equal to one third of those net cash proceeds.

3.2.2. BT has agreed to consult with the Trustee if: it considers making acquisitions with a total cost of more than £1bn in any 12 month period; it considers making disposals of more than £1bn; or it considers making a Class 1 transaction (acquisition or disposal); or it is subject to a takeover offer.

3.2.3. BT has also agreed to advise the Trustee should there be other material corporate events which may impact BT's covenant to the Scheme.

3.2.4. These provisions apply from 29 January 2015 until the finalisation of the next valuation, or 31 March 2019 if earlier.

3.3. Negative pledge

3.3.1. Continuation of the protection agreed under the 2008 valuation, that future creditors will not be granted superior security to the Scheme in excess of a £1.5bn threshold, to cover both BT plc and BT Group plc. This provision applies until the deficit reduces to below £2.0bn at any subsequent funding valuation.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc
(Registrant)

By: /s/ Dan Fitz, Company Secretary
--------------------

Dan Fitz, Company Secretary.

Date  30 January 2015